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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ______________

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1 (B) (C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                               (AMENDMENT NO. 1 )*


                           Caliper Life Sciences, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
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                         (Title of Class of Securities)

                                    130872104
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                                 (CUSIP Number)

                                December 31, 2007
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             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 130872104                    13G                           PAGE 2 of 8
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1.        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Abingworth Management Limited
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND
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                                 5.       SOLE VOTING POWER

                                          0
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       3,428,827
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         0
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          3,428,827
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,428,827
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  |_|
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.2%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          CO
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                                   Page 2 of 8
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CUSIP NO. 130872104                    13G                           PAGE 3 of 8
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1.        NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Abingworth LLP
--------- ----------------------------------------------------------------------
2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |_|
                                                                        (b)  |_|

--------- ----------------------------------------------------------------------
3.        SEC USE ONLY


--------- ----------------------------------------------------------------------
4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          ENGLAND
--------------------------------------------------------------------------------
                                 5.       SOLE VOTING POWER

                                          0
           NUMBER OF             -------- --------------------------------------
            SHARES               6.       SHARED VOTING POWER
         BENEFICIALLY
           OWNED BY                       3,428,827
             EACH                -------- --------------------------------------
           REPORTING             7.       SOLE DISPOSITIVE POWER
            PERSON
             WITH                         0
                                 -------- --------------------------------------
                                 8.       SHARED DISPOSITIVE POWER

                                          3,428,827
--------------------------------------------------------------------------------
9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,428,827
--------- ----------------------------------------------------------------------
10.       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                  |_|
          CERTAIN SHARES

--------- ----------------------------------------------------------------------
11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.2%
--------- ----------------------------------------------------------------------
12.       TYPE OF REPORTING PERSON

          PN
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CUSIP NO. 130872104                    13G                           PAGE 4 of 8
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NOTE THAT THIS SCHEDULE HAS BEEN FILED BY ABINGWORTH LLP AS ITS INITIAL SCHEDULE
13G AND BY ABINGWORTH MANAGEMENT LIMITED ("ABINGWORTH MANAGEMENT") AS AN AMENDMENT TO A PREVIOUSLY FILED SCHEDULE 13G.

ITEM 1(A).    NAME OF ISSUER: Caliper Life Sciences, Inc. (the "Issuer").

ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              68 Elm Street, Hopkinton, Massachusetts 01748.

ITEM 2(A). NAME OF PERSONS FILING: Abingworth Management Limited ("Abingworth Management") and Abingworth LLP. The foregoing individuals are each a "Reporting Person" and collectively referred to as the "Reporting Persons."

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
              The business address for each Reporting Person is Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

ITEM 2(C). CITIZENSHIP: Abingworth Management is a corporation organized under the laws of England. Abingworth LLP is a limited liability partnership organized under the laws of England.

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, $0.001 par value per share.

ITEM 2(E).    CUSIP NUMBER: 130872104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable.

ITEM 4.       OWNERSHIP.

              (a) Amount Beneficially Owned:

              Abingworth Management is the manager of Abingworth Bioventures III A LP ("ABV III A"), Abingworth Bioventures III B LP ("ABV III B"), Abingworth Bioventures III C LP ("ABV III C") and Abingworth Bioventures III Executives LP ("ABV III Execs", and together with ABV III A, ABV III B, and ABV III C, collectively, the "ABV III Funds").

              As of the date hereof, ABV III A is the record owner of 753,027 shares of Common Stock; ABV III B is the record owner of 459,676 shares of Common Stock; ABV III C is the record owner of 275,350 shares of Common Stock; and ABV III Execs is the record owner of 12,000 shares of Common Stock.

              In addition, ABV III A is the record owner of warrants exercisable for 396,430 shares of Common Stock; ABV III B is the record owner of warrants, exercisable for 241,995 shares of

                                   Page 4 of 8
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CUSIP NO. 130872104                    13G                           PAGE 5 of 8
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              Common Stock; ABV III C is the record owner of warrants
              exercisable for 144,957 shares of Common Stock; and ABV III Execs is the record owner of warrants exercisable for 6,316 shares of Common Stock. All of the warrants held by the ABV III Funds are immediately exercisable.

              As the manager of each of the ABV III Funds, Abingworth Management may be deemed to beneficially own 2,289,751 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by the ABV III Funds.

              Abingworth LLP is the manager of Abingworth Bioequities Master Fund LTD ("ABE") and Abingworth Bioventures V LP ("ABV V").

              As of the date hereof, ABE is the record owner of 385,806 shares of Common Stock and ABV V is the record owner of 513,000 shares of Common Stock.

              In addition, ABE is the record owner of warrants exercisable for 240,270 shares of Common Stock. All of the warrants held by ABE are immediately exercisable.

              As the manager of each of ABE and ABV V, Abingworth LLP may be deemed to beneficially own 1,139,076 shares of Common Stock, which represents the shares of Common Stock and the warrants exercisable for shares of Common Stock held by ABE and ABV V.

              As investment decisions for the investment funds managed by Abingworth Management (the ABV III Funds) and Abingworth LLP (ABV V and ABE) are made by investment committees comprised of substantially the same individuals, each of Abingworth Management and Abingworth LLP may be deemed to beneficially own 3,428,827 shares of Common Stock, which represents the shares of Common Stock held by the ABV III Funds, ABV V and ABE.

              (b) Percent of Class: Abingworth Management and Abingworth LLP may each be deemed to beneficially own 7.2% of the outstanding Common Stock of the Issuer.

              The foregoing percentages are calculated based on the 47,539,267 shares of Common Stock reported to be outstanding as of October 31, 2007 in the Issuer's Form 10-Q filed with the Securities Exchange Commission on November 9, 2007.

              (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: see line 5 of cover sheets.

                  (ii) shared power to vote or to direct the vote: see line 6 of cover sheets.

                  (iii) sole power to dispose or to direct the disposition: see line 7 of cover sheets.

                  (iv) shared power to dispose or to direct the disposition: see line 8 of cover sheets.

              Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable.

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CUSIP NO. 130872104                    13G                           PAGE 6 of 8
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ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
              THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












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CUSIP NO. 130872104                    13G                           PAGE 7 of 8
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2008


ABINGWORTH MANAGEMENT LIMITED


By: /s/ James Abell
    -------------------------
    Name:  James Abell
    Title: Executive Director


ABINGWORTH  LLP


By: /s/ James Abell
    -------------------------
    Name:  James Abell
    Title: Member






                                   Page 7 of 8
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CUSIP NO. 130872104                    13G                           PAGE 8 of 8
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                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Caliper Life Sciences, Inc.

Date: February 13, 2008


ABINGWORTH MANAGEMENT LIMITED



By: /s/ James Abell
    -------------------------
    Name:  James Abell
    Title: Executive Director


ABINGWORTH LLP


By: /s/ James Abell
    -------------------------
    Name:  James Abell
    Title: Member









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